NOTICE OF FULFILLMENT OF CONDITION
UNDER SECTION 630(4)

TO:      WMC Resources Ltd (“WMC”)
       (ABN 76 004 184 598)

In relation to the bidder’s statement dated 16 December 2004 (“Bidder’s Statement”) by Xstrata Capital Holdings Pty Limited (a subsidiary of Xstrata plc) (“Xstrata Capital”), Xstrata Capital gives notice that the condition set out in subparagraph (h) of Appendix 2 of the Bidder’s Statement (relating to the approval by Xstrata plc’s shareholders of the acquisition of WMC) has been fulfilled and, accordingly, the offer made by Xstrata Capital under the Bidder’s Statement and any takeover contract arising from acceptance of the offer are now free of that condition.

Dated:      14 January 2005

/s/ Jason Watts
Jason Watts Attorney for Benny Levene Director Xstrata Capital Holdings Pty Limited